Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 O: 212.999.5800 F: 212.999.5899

December 20, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Perry Hindin, Esq.

Re:	KnowBe4, Inc.

Revised Preliminary Proxy Statement on Schedule 14A
Filed December 16, 2022
File No. 001-40351

Revised Transaction Statement on Schedule 13E-3
Filed December 16, 2022
File No. 005-92503

Dear Mr. Hindin:

On behalf of our client, KnowBe4, Inc. (the “Company”), we submit this letter in response to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by voicemail on December 19, 2022, concerning the revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) filed with the Commission on December 16, 2022 by the Company and the amended transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission on December 16, 2022 by the Company, Oranje Merger Sub, Inc., Oranje Holdco, LLC, VEPF VII SPV I, L.P., VEPF VII SPV I Holdings, L.P., Vista Equity Partners Fund VII GP, L.P., VEPF VII GP, Ltd., Robert F. Smith, KKR Knowledge Investors L.P., Stephen Shanley, Elephant Partners I, L.P., Elephant Partners II, L.P., for itself and as nominee for Elephant Partners II-B, L.P., Elephant Partners II-B, L.P., Elephant Partners 2019 SPV-A, L.P., Jeremiah Daly, Sjoerd Sjouwerman, Sjouwerman Enterprises Limited Partnership, and Sjouwerman Management, LLC (collectively, the “13E-3 Filing Persons”).

In this letter, we have recited the oral comment from the Staff in italicized, bold type and have followed the comment with the Company’s response, along with related proposed disclosures to be included in the Company’s definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”). Capitalized terms used but not otherwise defined herein have the meanings given to them in the Revised Preliminary Proxy Statement, and all page numbers refer to pages in the Revised Preliminary Proxy Statement.

1.

Financial information appears to have been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligations under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, KnowBe4 is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise the proxy statement to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to telephone interpretation I.H.7. in the July 2001 Supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at www.sec.gov for additional guidance. Please also revise Item 13 of Schedule 13E-3 to reference the quarterly report on Form 10-Q for the quarterly period ended September 30, 2022.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

December 20, 2022

In response to the Staff’s comment, the 13E-3 Filing Persons intend to revise Item 13 of the Schedule 13E-3 in a subsequent amendment to reference the quarterly report on Form 10-Q for the quarterly period ended September 30, 2022. In addition, in response to the Staff’s comment regarding Instruction 1 to Item 13 of Schedule 13E-3, the Company proposes to add the following disclosure to the Definitive Proxy Statement on page 128:

Selected Historical Consolidated Financial Data

Set forth below is certain selected historical consolidated financial data relating to KnowBe4. The historical unaudited selected financial data as of and for the nine month periods ended September 30, 2022 and September 30, 2021 and the audited fiscal years ended December 31, 2021 and December 31, 2020 has been derived from KnowBe4’s consolidated financial information and statements, which, for the annual periods, have been audited by KPMG LLP, an independent registered public accounting firm.

This information is only a summary. The selected historical consolidated financial data as of December 31, 2021 and 2020 should be read in conjunction with KnowBe4’s annual report on Form 10-K for the fiscal year ended December 31, 2021 and the selected historical consolidated financial data as of and for the nine months ended September 30, 2022 and 2021 should be read in conjunction with KnowBe4’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2022, each of which is incorporated by reference into this proxy statement in its entirety. More comprehensive financial information is included in such reports, including management’s discussion and analysis of financial condition and results of operations, and other documents filed by KnowBe4 with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. See “Where You Can Find More Information.” Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods.

Statement of Operations Data and Balance Sheet Data

	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020

	(in thousands, except per share information)
Consolidated Statement of Operations Data:
Revenues, net	$241,631	$176,991	$246,298	$174,886
Operating income (loss)	9,953	(13,710)	(6,588)	(1,542)
Net income (loss)	11,223	(16,243)	(11,845)	(2,430)
Net income (loss) per share, basic and diluted	$0.06	$(0.017)	$(0.10)	$(0.06)

	September 30,		December 31,
	2022	2021	2021	2020

	(in thousands)		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$343,936	$272,273	$273,723	$85,582
Total current assets	443,325	346,592	356,216	143,547
Total assets	637,045	463,913	537,678	218,210
Total current liabilities	273,049	209,434	225,076	148,959
Total liabilities	389,860	291,808	320,411	221,369
Stockholders’ equity (deficit)	247,185	172,105	217,267	(3,159)

*        *        *

Securities and Exchange Commission

December 20, 2022

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (312) 636-2073 or mbaier@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	KnowBe4, Inc.

Sjoerd Sjouwerman

Robert Reich

Alicia Dietzen

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Todd Cleary

Douglas K. Schnell

Catherine Riley Tzipori

Kirkland & Ellis LLP

Daniel E. Wolf

David M. Klein

Chelsea Darnell

Gibson Dunn & Crutcher LLP

Saee Muzumdar

Latham & Watkins LLP

Bradley Faris

Hans Brigham